SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                     --------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                   254932 10 6
                                   -----------
                                 (CUSIP Number)


                              Michelle Kramish Kain
                           Michelle Kramish Kain, P.A.
                     750 Southeast Third Avenue, Suite 100,
                    Fort Lauderdale, FL 33316 (954) 768-0678
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 4, 2003
                                 --------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) (f) or (g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254932 10 6
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON

         Leo Greenfield

         S.S. OR I.R.S. IDENTIFICATION NO. (entities only)
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4. Source of Funds

         See Item #3 herein.

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is required pursuant to
   Items 2(d) or 2 (e)
                                                                           [ ]
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

         US
--------------------------------------------------------------------------------
  NUMBER OF                7.       SOLE VOTING POWER
    SHARES
BENEFICIALLY                        2,223,228
  OWNED BY                 -----------------------------------------------------
      EACH                 8.       SHARED VOTING POWER
 REPORTING                          1,200,000
    PERSON                 -----------------------------------------------------
     WITH                  9.       SOLE DISPOSITIVE POWER
                                    2,223,228
                           -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER

                                    1,200,000
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,423,228
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         41.7 %
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

ITEM 1.  SECURITY AND ISSUER:

         Shares of Common Stock, $.001 par value

         Distribution Management Services, Inc.

         ADDRESS OF ISSUER:

         11601 Biscayne Blvd., Suite 201
         Miami, FL 33181
--------------------------------------------------------------------------------

ITEM 2.  (A) NAME OF PERSON(S) FILING:

         Leo Greenfield

         (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         11601 Biscayne Blvd., Suite 201
         Miami, FL 33181

         (C) PRESENT PRINCIPAL OCCUPATION:

         Leo Greenfield is the President and Chairman of the Issuer.

         (D) CONVICTION OF CRIMINAL PROCEEDING:

         None

         (E) INJUNCTION AGAINST VIOLATION OF STATE OR FEDERAL SECURITIES LAWS:

         None

         (F) CITIZENSHIP:

         USA
--------------------------------------------------------------------------------
ITEM 3.  SOURCE OF FUNDS

         Pursuant to a resolution of the Issuer's Board of Directors dated July 17, 2003, the shares were issued upon conversion of (a) $100,000 of principal amount of loans to the Issuer by Mr. Greenfield and related parties, (b) accrued unpaid interest on all loans from Mr. Greenfield and related parties which totaled $99,546 at May 31, 2003, and (c) accrued unpaid salary to Mr. Greenfield which totaled $89,475 at May 31, 2003. The resolution did not provide for the exact number of shares to be issued upon conversion because the amounts to be converted required calculation by the Issuer's auditor which were not finalized until August 4, 2003.
--------------------------------------------------------------------------------
ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Greenfield and related parties converted $100,000 of principal together with all accrued unpaid interest on all outstanding loans to the Issuer by Mr. Greenfield and related parties and all of his accrued unpaid salary to significantly reduce the Issuer's outstanding debt.
--------------------------------------------------------------------------------
ITEM 5.  OWNERSHIP

         (a) As of August 4, 2003, Leo Greenfield may be deemed to beneficially own 3,423,228 shares (including 1,200,000 shares owned in the name of Double D, Inc., a corporation owned and controlled by Leo Greenfield and his wife, Barbara Greenfield, who is also a director of the Issuer), or 41.7 % of the Issuer's common stock.

         (b) Mr. Greenfield has sole power to vote or to direct to vote to dispose or to direct the disposition of the 2,223,228 shares owned by him, individually. Mr. Greenfield has shared power with Barbara Greenfield to vote or to direct to vote, to dispose or to direct the disposition of those shares owned by Double D, Inc.

         (c) None

         (d) None


         (e) Not Applicable
--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

None

--------------------------------------------------------------------------------
ITEM 7.  MATERIALS FILED AS EXHIBITS

         Resolutions of the Board of Directors of the Issuer dated July 17, 2003


--------------------------------------------------------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: August 5, 2003                         /s/ Leo Greenfield
                                             --------------------------------
                                             Leo Greenfield

                    RESOLUTIONS OF THE BOARD OF DIRECTORS OF
                     DISTRIBUTION MANAGEMENT SERVICES, INC.
                     DISTRIBUTION MANAGEMENT SERVICES, INC.

RESOLVED, that the Board of Directors deems it to be in the best interests of the Corporation to approve and ratify the conversion of (i) $100,000 of the principal amount owed to Leo Greenfield and related parties pursuant to certain promissory notes issue by the Corporation together with all accrued unpaid interest due on all promissory notes as of July 16, 2003, and (ii) all of Leo Greenfield's unpaid salary as reflected on the Corporation's audited financial statements for the fiscal years ended May 31, 2001 and 2002, into shares of the Corporation's restricted common stock at a conversion price of $.13 per share which is the closing price of a share of the Corporation's common stock as quoted on the OTC:BB on the July 16, 2003, the trading date immediately preceding the date hereof.

BE IT FURTHER RESOLVED, that such officer or officers of the Corporation be and hereby is/are, authorized, empowered and directed to take all such further action to execute, deliver, certify and file such further instruments and documents, in th name and on behalf of the Corporation, under its corporate seal or otherwise to carry ou the intent and accomplish the purposes of the foregoing Resolution.



Dated this 17th day of July 2003.            /s/Leo Greenfield
                                             ---------------------------------
                                             Leo Greenfield, Director



/s/ Maria Elena Lopez de Mendoza             /s/Barbara Greenfield
--------------------------------             --------------------------------
Maria Elena Lopez de Mendoza                 Barbara Greenfield, Director


/s/Jordan Klein, Sr.                         /s/JordanKlein, Jr.
--------------------------------             --------------------------------
Jordan Klein, Sr., Director                  Jordan Klein, Jr., Director






                                        6